

02007873

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-32026

RECEIVED JUN 28 2002

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/01 (MM/DD/YY) AND ENDING 04/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Profinancial, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4000 S. Sherwood Forest Blvd # 210
(No. and Street)

Baton Rouge, LA 70816
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
GORDON C. OGDEN, III (225) 293-1000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hall C. Overall CPA
(Name – *if individual, state last, first, middle name*)

4521 Jamestown Ave Baton Rouge, LA 70808-3234
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 10 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01)

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gordon Ogden, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Profinancial, Inc, as of April 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Gordon C. Ogden
Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL REPORT

Profinancial Incorporated

April 30, 2002

Hall C. Overall
Certified Public Accountant
4521 Jamestown Avenue, Suite 7
Baton Rouge, Louisiana 70808-3234

Hall C. Overall
Certified Public Accountant
4521 Jamestown Avenue, Suite 7
Baton Rouge, Louisiana 70808-3234
(225) 927 - 9745
fax (225) 924 - 7087

Independent Auditor's Report

To the Board of Directors,
Profinancial Incorporated
Baton Rouge, Louisiana

I have audited the accompanying balance sheet of Profinancial Incorporated as of April 30, 2002 and the related statements of income and retained earnings, changes in stockholder equity, cash flows and changes in liabilities subordinated o general creditors for the year then ended. These financial statements are the responsibility of the organization's management and directors. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Profinancial Incorporated as of April 30, 2002 and the results of its operation and cash flows for the years then ended, in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Certified Public Accountant

June 24, 2001

PROFINANCIAL INCORPORATED

BALANCE SHEET
April 30, 2002

ASSETS		
Current Assets:		
Cash	$ 37,562	
Accounts receivable	0	
Total Current Assets		$ 37,562
Other Assets		
Stock Warrants	3,300	
Total Other Assets		3,300
Total Assets		$ 40,862
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 6,404	
Total Current Liabilities		$ 6,404
Total Liabilities		6,404
Stockholders' Equity		
Common Stock - 500 shares (no par value) authorized, issued and outstanding	600	
Additional paid in capital	16,100	
Retained Earnings	17,758	
		34,458
Total Liabilities and Equity		$ 40,862

The accompanying notes are an integral part of these financial statements

PROFINANCIAL INCORPORATED

STATEMENT OF INCOME AND RETAINED EARNINGS
For the year ended April 30, 2002

Operating Revenues		
Securities commissions		
Listed equity securities exchange executed	$ 13,341	
Other securities	81,384	
Sales of investment company shares	76,100	
Other operating revenues	73,639	
Total Operating Revenues		$ 244,464
Operating Expenses		
General and administrative	238,593	
Total Operating Expenses		238,593
Net Income (Loss) from Operations		5,871
Other Income (Expenses)		
Interest income	440	
Total Other Income (Expenses)		440
Net Income before income taxes		6,311
Income Tax		0
Net Income (Loss)		$ 6,311
Change in Retained Earnings		
Balance at April 30, 2001		$ 11,447
Net income (loss)		6,311
Balance at April 30, 2002		$ 17,758

The accompanying notes are an integral part of these financial statements

PROFINANCIAL INCORPORATED

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the year ended April 30, 2002

	Capital Stock	Paid In Capital	Retained Earnings	Total
At April 30, 2001:	$ 600	$ 16,100	$ 11,447	$ 28,147
Changes:				
Net Income (Loss)			6,311	6,311
At April 30, 2002:	$ 600	$ 16,100	$ 17,758	$ 34,458

The accompanying notes are an integral part of these financial statements

PROFINANCIAL INCORPORATED

STATEMENT OF CASH FLOWS
For the year ended April 30, 2002

Cash Flows From Operating Activities:				
Net (loss) income from operations	$	6,311		
(Increase) decrease in accounts receivable		2,952		
Increase (decrease) in accounts payable		5,713		
Net Cash From Operating Activities:			$	14,976
Cash Flows From Financing Activities:				0
Cash Flows From Investing Activities:				0
Net Increase of Cash and Cash Equivalents:				14,976
Cash and Cash Equivalents at April 30, 2001				22,586
Cash and Cash Equivalents at April 30, 2002			$	37,562

The accompanying notes are an integral part of these financial statements

PROFINANCIAL INCORPORATED

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATE TO GENERAL CREDITORS
April 30, 2002

Balance at April 30, 2001	$ 0
Balance at April 30, 2002	$ 0

The accompanying notes are an integral part of these financial statements

NOTES TO FINANCIAL STATEMENTS
April 30, 2002

Note 1 - Summary of Significant Accounting Policies

a. Nature of Activities:
Profinancial Incorporated was incorporated in 1984 in Louisiana as Collins-Ogden, Inc. for the purpose of engaging in the business of a broker/dealer in accordance with the rules and regulations of the Securities and Exchange Commission and the National Association of Securities Dealers.

In 1990 the Company's name was changed to Profinancial Incorporated.

b. Basis of Accounting:
Profinancial presents its financial statements on the accrual method of accounting in conformity with generally accepted accounting principles.

c. Accounts Receivable:
Revenues earned but not yet received by Profinancial are reported as accounts receivable. At April 30, 2002 all accounts receivable are current. The Company uses the direct write off method for recognizing uncollectable accounts. This is a departure from generally accepted accounting principals, but has no effect on these statements.

d. Other Assets:
Other assets is the cost of NASDAQ stock warrants purchased by Profinancial. Each warrant has specific limiting guidelines, which must be followed, or they become worthless.

e. Accounts Payable:
Trade accounts, commissions and professional fees unpaid at the end of the year are recognized as accounts payable. All accounts payable are current.

f. Income Taxes:
Profinancial is taxed as a cash basis, C Corporation. Deferred income taxes were not material for the purposes of these financial statements. As Profinancial had a net operating loss for the period shown in these financial statements, no income tax is recognized.

Hall C. Overall
Certified Public Accountant
4521 Jamestown Avenue, Suite 7
Baton Rouge, Louisiana 70808-3234
(225) 927 - 9745
fax (225) 924 - 7087

Accountant's Report on Material Inadequacies

To the Board of Directors,
Profinancial Incorporated
Baton Rouge, Louisiana

No material inadequacies in accordance with Reg.240.17a-5, with specific attention to 240.17a-5subsections (g)(1) and (3) were found to existed since the date of the previous audit.


Certified Public Accountant

June 24, 2002

PROFINANCIAL INCORPORATED

BALANCE SHEET RECONCILIATION AND NET CAPITAL COMPUTATION
April 30, 2002

Balance Sheet Reconciliation

	Unaudited April 30, 2002	Audited April 30, 2002	Difference
ASSETS			
Current Assets:			
Cash	$ 37,562	$ 37,562	0
Accounts receivable	0	0	0
	37,562	37,562	0
Other Assets			
Stock Warrants	3,300	3,300	0
Total Assets	$ 40,862	$ 40,862	$ 0
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current Liabilities:			
Accounts payable	$ 6,404	$ 6,404	0
	6,404	6,404	0
Total Liabilities	6,404	6,404	0
Common Stock	600	600	0
Additional paid in capital	16,100	16,100	0
Retained Earnings (Deficit)	17,758	17,758	0
	34,458	34,458	0
Total Liabilities and Stockholders Equity	$ 40,862	$ 40,862	$ 0

Net Capital Computation

	Unaudited April 30, 2002	Audited April 30, 2002	Difference
Total Stockholder Equity	$ 34,458	$ 34,458	$ 0
Non Allowable Assets	0	0	0
Net Capital	34,458	34,458	0
Minimum Net Capital Required	5,000	5,000	0
Excess Net Capital	$ 29,458	$ 29,458	$ 0

This schedule reconciles the balance sheet and computation of net capital contained in the audited financial statements with the unaudited April 30, 2001 FOCUS report.

(1) Accounts payable was paid prior to April 30, 2002
(2) Additional expense

The accompanying notes are an integral part of these financial statements